Filed pursuant to Rule 433(d)

Registration  Statement  No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation or SEK)

Term Sheet

Issuer:	Swedish Export Credit Corporation
Size:	US$1,000,000,000
Lead Manager:	Goldman, Sachs & Co.
Rating:	Aa1/AA+
Status of the Notes:	Senior, Unsecured
Pricing Date:	August 6, 2009
Settlement Date:	August 14, 2009 (T+6)
Maturity Date:	August 14, 2014
Benchmark:	3-month US$ Libor
Coupon:	3-month US$ Libor + 0.75% paid quarterly (Act/360, adjusted)
Coupon Payment Dates:	Every February 14, May 14, August 14 and November 14.
Re-offer Price:	100%
Re-offer Yield:	3-month US$ Libor + 75bps
Optional Redemption:	Only after the occurrence of certain tax events, at 100.00% of the principal amount thereof plus accrued and unpaid interest to the redemption date
Redemption Price:	100.00% of notional amount
3-month US$ Libor Definition:	3-month US$ Libor will fix 2 London Business Days prior to the first day of each Interest Period. Reference to REUTERS page LIBOR01
Listing:	Application will be made for the notes to be admitted to listing on the Official List of the UKLA and to trading on the regulated market of the London Stock Exchange
Documentation:	US MTN Program
Governing Law:	New York
CUSIP:	870297BL1
ISIN:	US870297BL10
Business Days:	London and New York (TARGET, Modified Following)
Denominations:	US$1,000 with integral multiples of US$1,000 in excess thereof
Settlement:	DTC, Euroclear and Clearstream
Calculation Agent:	Goldman Sachs International

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

DISCLAIMERS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

This material has been prepared by Goldman, Sachs & Co. These terms shall not constitute an offer to sell or the solicitation to buy these securities nor shall there be any sale of these securities in any State in which such offer, such solicitation or sale would be unlawful prior to registration or qualification under the securities laws in any such state. We make no representations nor have we given you advice concerning the appropriate accounting treatment or possible tax consequences of this transaction.

You agree that you will not offer, sell or deliver any of the notes in any jurisdiction except under circumstances that will result in compliance with the applicable laws thereof, and that you will take at your own expense whatever action is required to permit your purchase and resale of the notes.  You understand that no action has been taken by Goldman, Sachs & Co. to permit a public offering in all jurisdictions.

The value or quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs & Co.  Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  If you purchase the notes within your investment advisory account, you will pay a fee in addition to the spread included in the notes.  Please be aware that participation in any upside in the notes will be reduced by the amount of the fee that you pay on an annual basis.

If you sell your notes prior to maturity, the amount that you will realize in sale proceeds is not guaranteed and may be less than the face amount.   Even if you hold onto the notes until maturity, you are not guaranteed the face amount because the issuer of the notes may default upon its obligations, either through bankruptcy or any other event; you remain exposed to the credit risk of the issuer, subject to any available guarantee.  No liability is assumed by Goldman, Sachs & Co. for the non-performance of the issuer.  Please note that there is no public secondary market for the notes and that no assurance can be given as to the liquidity of any trading market for the notes and that it is unlikely that a trading market for the notes will develop.  Although Goldman, Sachs & Co. may from time to time make a market in the notes, neither Goldman, Sachs & Co. nor any affiliate is under any obligation to do so and market making may be discontinued at any time.  Accordingly, you must be prepared to hold the notes until maturity.  The issuer reserves the right to increase the size of the issue at any time.

Future returns are not guaranteed.  Goldman, Sachs & Co. does not make any representations as to the future performance of the notes either in absolute terms or relative to competing investments.  The price and value of the notes may go down as well as up and investors may realize losses on the notes.  We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, buy or sell (on a principal basis or otherwise), and act as market makers in, the securities, commodities, futures, options or any other derivative or instrument identical or related to those mentioned herein (together, “investments”), and hedging activities by Goldman, Sachs & Co. relating to the notes may affect the price of such investments and the value of the notes.  In addition, we or persons involved in the preparation or issuance of this material may serve as a director of a company or companies mentioned herein and we may have served as manager or co-manager of a public offering of securities by any such company within the past three years.  Goldman, Sachs & Co. may, by virtue of its status as a director, underwriter, advisor or otherwise, possess or have access to non publicly available information relating to the underlying instrument(s) or the issuer(s) thereof and it shall be under no obligation to disclose such status or any public or non public information.  In addition, this material does not provide information about the issuer or the underlying.  Accordingly this material may not contain all information which would be material to the evaluation of the merits and risks of purchasing the notes.  Further information on the notes may be obtained upon request.

Goldman, Sachs & Co. does not provide accounting, tax or legal advice.  In particular, Goldman, Sachs & Co. does not make any representations as to the appropriate accounting treatment or possible tax consequences of investing in the notes.  You should obtain your own independent accounting, tax and legal advice prior to making your investment decision.  Unless we have expressly agreed in writing to act as your adviser with respect to the notes, (i) we are acting in the capacity of an arm’s-length contractual counterparty in connection with the notes and not as your investment adviser or fiduciary, and (ii) you should consult your own professional investment advisor to ascertain the suitability of the notes as an investment, including such independent investigation and analysis regarding the risks, security arrangements and cash-flows associated with the notes as you deem appropriate to evaluate the merits and risks of an investment in the notes, prior to making your investment decision.  This material is not intended to be used as a general guide to investing, or as a source of any specific investment recommendations, and makes no implied or express recommendations concerning the manner in which any client’s account should or would be handled, as appropriate investment strategies depend upon the client’s investment objectives.

Goldman, Sachs & Co. agrees that, subject to applicable law, any and all aspects of this material that are necessary to support any U.S. federal income tax benefits may be disclosed by a recipient of this information without Goldman, Sachs & Co. imposing any limitation of any kind.